

March 27, 2014

Wanda Witoslawski
Chief Financial Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 140
Las Vegas, NV 89119

> **Re:** **Las Vegas Railway Express, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 1, 2013**
> **Form 10-Q for the Quarterly Periods Ended**
> **September 30, 2013 and December 31, 2013**
> **Filed November 12, 2013 and February 12, 2014**
> **File No. 000-54648**

Dear Ms. Witoslawski:

We have reviewed your response letter dated February 18, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

Transaction with XTREME Manufacturing, LLC

1.   We note your response to prior comment 1 in our letter dated February 10, 2014 and reissue the comment. Since your response does not provide sufficient factual or analytical context regarding the rail car storage agreement with XTREME Manufacturing, LLC, we are unable to concur with your determination that the Form 8-K was not required. Please provide additional, substantial analysis as to

how you determined that this agreement is immaterial in the context of your operations. Please also tell us, with greater specificity, what you mean by the phrase "temporary".

Form 10-K for the fiscal year ended March 31, 2013

2.   Based on your responses to our prior comments 2, 3, 5 through 17, 21, and 24 through 28, we reissue these comments and request that you provide a draft of your proposed disclosure to be made in future filings. Please specifically key your individual responses to the above-referenced comments. Also ensure that your proposed disclosure clearly identifies new, revised or deleted disclosures, as appropriate, and provides any requested information or analysis, as applicable. We may have further comments after reviewing your proposed draft disclosure and any information or analysis you provide.

3.   We note your response to prior comment 4 in our letter dated February 10, 2014. However, we are unable to locate the revised disclosure, as referenced in your response. Therefore, we reissue the comment.

4.   We note your response to prior comment 20 in our letter dated February 10, 2014. However, since the Company is a smaller reporting company, please revise your analysis under the requirements of Item 404(d) of Regulation S-K, which requires, among other things, a description of any transaction required by Item 404(a) for a transaction in which the amount involved exceeds *the lesser of* $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years.

5.   Noting your disclosure under Item 9 of the 10-K for the fiscal year ended March 31, 2013, please tell us why you were not required to file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your Form 10-K.

6.   Based upon the disclosure in the 8-K filed on March 5, 2014, it appears that Penny White served as the Company's COO prior to her recent promotion to the office of President/COO. Please explain why you believe that disclosure was not required by Items 401 and 402 of Regulation S-K for Ms. White in the 10-K for the fiscal year ended March 31, 2013.

Audited Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies – Intangible Assets, page 30

7.   We note your response to comment 18 of our letter dated February 10, 2014. We have reviewed your Step 1 and 2 analyses included in your exhibits and note that you determined the market value of your company by using the market price quoted on the OTC Bulletin Board as of each respective balance sheet date. Please note that for various reasons the market price of an individual equity security is not always representative of the fair value of a company. Taking this and other factors such as, the company's lack of revenue, recurring losses, net capital deficit, the recent termination of your agreement with Union Pacific Railroad Company and your disclosure that these factors and others raise substantial doubt about the company's ability to continue as a going concern, please tell us, in detail, how you determined that your fair value determination in Step 1 represented the actual price a market participant would pay for the company in an orderly transaction. In addition, please tell us what consideration was given to using multiple valuation techniques such as other market, income or asset approaches in determining fair value.

8.   As a related matter, we note that in certain portions of your Step 2 analysis, you include only an explanation of the calculation rather than the actual quantitative financial information that should be included in the analysis. Please provide us with a revised goodwill impairment analysis as of March 31, 2013 and your most recent period reported that includes all of the quantitative information necessary to fully understand your analysis and conclusion that goodwill was not impaired at each period end.

        You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Senior Staff Attorney, at 202-551-3552 or Michael Clampitt, Senior Staff Attorney, at 202-551-3434 with any other questions.

                                                Sincerely,

                                                /s/ Benjamin Phippen

                                                Benjamin Phippen
                                                Staff Accountant